UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ORBITZ WORLDWIDE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

68557K109
(CUSIP Number of Class of Securities (Underlying Common Stock))

James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel
500 West Madison Street, Suite 1000
Chicago, Illinois 60661
(312) 894-5000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Brett E. Cooper
Jonathan M. Ocker
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,385,387	$99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,291,040 shares of the common stock, par value $0.01 per share, of Orbitz Worldwide, Inc. with an aggregate value of $1,385,387 as of April 16, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET	1
ITEM 2.	SUBJECT COMPANY INFORMATION	1
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON	1
ITEM 4.	TERMS OF THE TRANSACTION	1
ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	1
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	2
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	2
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY	2
ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	2
ITEM 10.	FINANCIAL STATEMENTS	2
ITEM 11.	ADDITIONAL INFORMATION	2
ITEM 12.	EXHIBITS	3
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3	3
SIGNATURE		4
EXHIBIT INDEX		5
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.F
EX-99.A.1.G
EX-99.A.1.H
EX-99.A.1.I
EX-99.D.2
EX-99.D.3
EX-99.D.4

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 3, 2010 (the “Offer to Exchange”) and attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.  The name of the issuer is Orbitz Worldwide, Inc., a Delaware corporation (“Orbitz Worldwide” or the “Company”). Orbitz Worldwide’s principal executive office is located at 500 West Madison Street, Suite 1000, Chicago, Illinois 60661, and its telephone number is (312) 894-5000. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Orbitz Worldwide, Inc.”) is incorporated herein by reference.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Orbitz Worldwide to eligible employees to exchange certain underwater stock options to purchase shares of Orbitz Worldwide common stock, par value $0.01 per share, for a lesser number of new stock options to be granted under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated (the “Equity and Incentive Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange. As of May 3, 2010, options to purchase approximately 1,291,040 shares of Orbitz Worldwide common stock were eligible for exchange in the Offer to Exchange. The information set forth in the Offer to Exchange under Part I (“Summary Term Sheet”) and Part III, Section 1 (“Eligibility”), Section 2 (“Number of New Stock Options; Expiration Date”), Section 6 (“Acceptance of Stock Options for Exchange and Issuance of New Stock Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”) is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.  The filing person is the subject company, Orbitz Worldwide, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information About the Directors and Executive Officers of Orbitz Worldwide, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.  The information set forth in the Offer to Exchange under Part I (“Summary Term Sheet”) and Part III, Section 1 (“Eligibility”), Section 2 (“Number of New Stock Options; Expiration Date”), Section 4 (“Procedures for Tendering Stock Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Stock Options for Exchange and Issuance of New Stock Options”), Section 7 (“Conditions of the Exchange Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”), Section 12 (“Status of Stock Options Accepted by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Employees Outside of the U.S.”) and Section 16 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases.  The information in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options”) is incorporated herein by reference. The Equity and Incentive Plan and related agreements are attached or incorporated herein by reference hereto as Exhibits (d)(1) through (d)(4) and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.  The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Stock Options for Exchange and Issuance of New Stock Options”) and Section 12 (“Status of Stock Options Accepted by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Orbitz Worldwide, Inc.”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.  The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(c) Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options”) and Appendix A (“Information About the Directors and Executive Officers of Orbitz Worldwide, Inc.”) is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.  Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.  The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Orbitz Worldwide, Inc.”) and Section 18 (“Additional Information”) and in Item 8 of the Company’s 2009 Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2010, is incorporated herein by reference. A copy of our 2009 Annual Report on Form 10-K can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information.  Not applicable.

(c) Summary Information.  The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Orbitz Worldwide, Inc.”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements

Concerning the Stock Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.  Not applicable.

ITEM 12.	EXHIBITS.

Exhibit		Description of Exhibits

(a	)(l)(A)	Offer to Exchange, dated May 3, 2010.
(a	)(1)(B)	Form of Election Form.
(a	)(1)(C)	Form of Notice of Withdrawal.
(a	)(1)(D)	Form of Communication from Paul Wolfe to All Eligible Employees.
(a	)(1)(E)	Email Communication to Certain Officers of Orbitz Worldwide, Inc. dated May 3, 2010.
(a	)(1)(F)	Form of Confirmation of Receipt of Election Form.
(a	)(1)(G)	Form of Confirmation of Receipt of Notice of Withdrawal.
(a	)(1)(H)	Form of Reminder of Expiration of the Offer to Exchange.
(a	)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.
(b	)	Not applicable.
(d	)(1)	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009 (incorporated by reference to Exhibit 10.3 to the Orbitz Worldwide, Inc. Current Report on Form 8-K filed on June 4, 2009, File No. 001-33599).
(d	)(2)	Form of Stock Option Award Agreement (Non-Executive Employees).
(d	)(3)	Form of Stock Option Award Agreement (Executive Officers).
(d	)(4)	Form of Stock Option Award Agreement (Converted Travelport Equity).
(g	)	Not applicable.
(h	)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ WORLDWIDE, INC.

By:	/s/ James P. Shaughnessy
James P. Shaughnessy
Senior Vice President, Chief Administrative
Officer and General Counsel

Dated: May 3, 2010

EXHIBIT INDEX

Exhibit		Description of Exhibit

(a	)(l)(A)	Offer to Exchange, dated May 3, 2010.
(a	)(1)(B)	Form of Election Form.
(a	)(1)(C)	Form of Notice of Withdrawal.
(a	)(1)(D)	Form of Communication from Paul Wolfe to All Eligible Employees.
(a	)(1)(E)	Email Communication to Certain Officers of Orbitz Worldwide, Inc. dated May 3, 2010.
(a	)(1)(F)	Form of Confirmation of Receipt of Election Form.
(a	)(1)(G)	Form of Confirmation of Receipt of Notice of Withdrawal.
(a	)(1)(H)	Form of Reminder of Expiration of the Offer to Exchange.
(a	)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.
(d	)(1)	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009 (incorporated by reference to Exhibit 10.3 to the Orbitz Worldwide, Inc. Current Report on Form 8-K filed on June 4, 2009, File No. 001-33599).
(d	)(2)	Form of Stock Option Award Agreement (Non-Executive Employees).
(d	)(3)	Form of Stock Option Award Agreement (Executive Officers).
(d	)(4)	Form of Stock Option Award Agreement (Converted Travelport Equity).